21001331

SEC... N

Washington, D...

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-53731

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section MAR 15 2021 Washington DC 406

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Laidlaw & Company (UK) Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 5th Ave, 12th Fl.
(No. and Street)

New York	New York	10175
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Coolong 212-697-5200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende & Malter Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway 15th Fl.	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Coolong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Laidlaw & Company (UK) Ltd., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John Coolong
Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAIDLAW & COMPANY (UK) LTD.

STATEMENT OF FINANCIAL CONDITION
PURSUANT TO RULE 17a-5 (e)(3) UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

PUBLIC DOCUMENT

DECEMBER 31, 2020

LAIDLAW & COMPANY (UK) LTD.

Table of Contents:

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Board of Directors of
Laidlaw & Company (UK) Ltd.
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Laidlaw & Company (UK) Ltd. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Laidlaw & Company (UK) Ltd. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Laidlaw & Company (UK) Ltd.'s management. Our responsibility is to express an opinion on Laidlaw & Company (UK) Ltd.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Laidlaw & Company (UK) Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Laidlaw & Company (UK) Ltd.'s auditor since 2019.

New York, New York
March 11, 2021

LAIDLAW & COMPANY (UK) LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	3,081,863
Due from broker		987,333
Accounts receivable		392,569
Securities owned, at fair value		76,300
Due from related parties		4,223,249
Property, equipment, and leasehold improvements, net		261,211
Operating lease right of use assets		9,049,909
Other assets		685,916
	$	18,758,350

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable, accrued expenses and other liabilities	$	1,911,763
Operating lease liabilities		10,706,423
Income taxes payable		366,235
	$	12,984,421

Stockholder's equity

Common stock, $1.45 par value; 689,279 ordinary shares authorized and outstanding		999,455
Paid-in capital		3,938,497
Retained earnings		835,977
		5,773,929
	$	18,758,350

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Laidlaw & Company (UK) Ltd. (the "Company") is a Broker-Dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company is incorporated in the United Kingdom as a Private Limited Company. The Company has offices in London (United Kingdom), New York, Florida, Connecticut, and California and its customers are located throughout the United States and the United Kingdom. The U.S. dollar is the functional currency of the company.

The Company does not carry securities accounts for customers or perform custodial services and operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company clears customer transactions on a fully disclosed basis with Stone X Group Incorporated ("Stone X Group Inc"). Stone X Group Inc changed its name from INTL FCStone in June 2020. For the year ended December 31, 2020 the Company generated revenue from commissions, investment banking fees, trading income, interest income, service charge, clearing fee and other income.

For the year ended December 31, 2020 there was no change in shares issued or outstanding.

The Company is wholly owned by Laidlaw Holdings PLC ("Parent"). The Parent also owns Laidlaw Wealth Management LLC ("LWM"), a registered investment adviser, Laidlaw & Company International Ltd. ("International"), a financial services firm registered with the Financial Conduct Authority ("FCA") in the United Kingdom, and Laidlaw Private Equity LLC ("LPE"), a private equity firm (collectively, the "Affiliates"). The Company is involved in significant financing and other transactions with the Parent and Affiliates. See note 4 for further discussion of related party transactions.

2. SUMMARY OF SIGNIFICANT ACCCOUNTING POLICIES

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America "US GAAP". The Company is engaged in a single line of business as a securities broker-dealer, which primarily includes several classes of services.

Securities Owned, at Fair Value

Securities owned are recorded at fair value as discussed in note 3.

Income Taxes

Deferred income taxes are recorded for differences between tax and financial statement basis. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred Tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2020, the Company did not have any unrecognized tax benefits or liabilities. The Company recognizes interest and penalties on any unrecognized tax benefits as a component of income tax expense. The Company operates in the United Kingdom, the United States, and in state and local jurisdictions, and the tax years from 2018 to 2020 remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method for financial statement reporting purposes over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the asset.

Foreign Currency Translations

Assets and Liabilities denominated in foreign currencies (British Pounds Sterling) are translated at year end rates of exchange and Statement of Operations items denominated in foreign currencies (British Pounds Sterling) are translated at month-end rates of exchange. Gains or Losses resulting from foreign currency transactions are included in Net Income for the year ended December 31, 2020.

Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company identified fees and other receivables (including, but not limited to, receivables related to brokerage commissions) as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening stockholder's equity as of January 1, 2020. Accordingly, the Company recognized no adjustment upon adoption.

Concentration of Credit Risk

The responsibility for processing customer activity rests with the Company's clearing firm, Stone X Group Inc. The Company's clearing and execution agreement provides that Stone X Group Inc.'s credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Stone X Group Inc. records customer transactions on a settlement date basis, which is generally two business days after the trade date. Stone X Group Inc. is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Stone X Group Inc. may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Stone X is charged back to the Company.

The Company, in conjunction with Stone X, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Stone X establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Use of Estimates

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported

amounts of assets and liabilities, the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less as well as money market funds to be cash equivalents. There are no cash equivalents as of December 31, 2020.

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and amounts due from broker-dealer. The Company maintains cash and money market balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits. At December 31, 2020, the Company has $2,993,637 in excess of federally insured limits.

3. SECURITIES OWNED, AT FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows. For the year ended December 31, 2020 there were no changes in valuation methodology.

Common Stock And Exchange Traded Funds: Securities traded on a registered U.S securities exchange are valued based on the last sale price of the security reported on the principle exchange on which it is traded, prior to the time when the Company's assets are valued. In the absence of a sale, the security is valued at the last sale price on the prior trading day, if it is within the spread of the current day's closing "bid" and the "asked" prices, and if not, at the current day's closing bid price. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Securities that are traded in inactive markets are categorized in Level 2 of the fair value hierarchy.

Mutual Funds: Valued at the daily closing price as reported by the fund. The mutual funds held by the plan are deemed to be actively traded. These are categorized in Level 1 of the fair value hierarchy.

Convertible Note: Investments in public companies also consist of direct private debt investments. The transaction price, excluding transaction costs, is typically the Company's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values in the investment's principal market under current market conditions. Ongoing reviews by the Company's management are based on an assessment of trends in the performance of each underlying investment from the inception date through the most recent valuation date. These are categorized in Level 3 of the fair value hierarchy. At December 31, 2020, the Company had no convertible notes outstanding

Warrants: Warrants are valued at intrinsic value, which is the difference between the value of the underlying security and the exercise price of the warrant. At December 31, 2020, the Company valued all warrants at $0. When the Company has investments in warrants that are in the money their fair value would be categorized in Level 2 of the fair value hierarchy.

Certificate of Deposit: Valued at cost, which approximates fair value, this is categorized in Level 2 of the fair value hierarchy. At December 31, 2020, the Company had no Certificates of Deposit outstanding.

The Company's policy is to recognize transfers between Level 1 and Level 2 and into and out of Level 3 as of the date of the event or change in circumstances that caused that transfer. For the year ended December 31, 2020, there were no significant transfers between Level 1 and Level 2 and no transfers in or out of Level 3.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on as of December 31, 2020

	Level 1	**Level 2**	**Level 3**	**Total**
Common Stock				
Medical Device	$3,584	$0	$0	$3,584
Telecommunications	-	54	0	54
Mutual Fund				
Fixed Income	31,625	0	0	31,625
Money Market	4,041	0	0	4,041
Exchange Traded Fund				
Large Cap	8,347	0	0	8,347
Mid Cap	7,037	0	0	7,037
Small Cap	6,492	0	0	6,492
Technology	6,318	0	0	6,318
International	4,657	0	0	4,657
Precious Metals	4,145	0	0	4,145
Securities Owned, at Fair Value	$76,246	$54	$0	$76,300

The Company's policy is to recognize transfers between Level 1 and Level 2 and into and out of Level 3 as of the date of the event or change in circumstances that caused that transfer. For the year ended December 31, 2020, there were no

significant transfers between Level 1 and Level 2 and no transfers in or out of Level 3.

4. RELATED PARTIES

The following tables set forth the Company's related party assets and liabilities as of December 31, 2020.

ASSETS:

Laidlaw Holdings PLC.:	
Loan Receivable – Laidlaw Holdings PLC.	$ 418,305

Laidlaw & Company International Limited:	
Loan Receivable – Laidlaw & Company International Ltd.	$ 283,972

The Company facilitates trades in European markets, on behalf of its customers, through International's FCA license. International facilitates trades in the United States' markets, on behalf of its customers, through the Company, which is a registered Broker-Dealer. The Company and International agree on the amount of commissions to allocate to each other. In addition, the Company and International share office space, staff, and other resources and agree on the amount of these expenses to allocate to each other.

Laidlaw Wealth Management, LLC.:	
Loan Receivable - Laidlaw Wealth Management, LLC	$ 3,520,972

Intercompany Balances are included in Due from related parties on the Statement of Financial Condition. These amounts are due on demand and do not bear interest.

Total Due from related parties:	$ 4,223,249

Advances to employees are included in Other Assets on the Statement of Financial Condition. These amounts are due on demand and do not bear interest.

Advances to Employees and Officers:	$ 182,694

The Company has invested approximately $72,662 in accounts held at Charles

Schwab that are managed by LWM. These accounts are included in Securities owned, at fair value, in the Statement of Financial Condition.

From time to time, the Company has acted as a participating dealer in the sale of member interests of various independent special purpose vehicles ("SPVs"). The Company has no role in the management of the SPVs or any ownership in any of such SPVs and its sole role is to act as a participating dealer. The SPV's are owned 100% by the members of the respective SPVs. LPE, an affiliate of the Company, has a voting interest in the manager of the SPVs which, in turn, may be eligible for a potential carried interest allocation based on the performance of the respective SPV. Neither LPE nor the management service provider has any ownership interest in the SPVs.

5. DUE FROM BROKER

Due from Broker at December 31, 2020, consist of the following:

Receivable from Clearing Organization	$ 937,176
Deposit with Clearing Organization	50,157
	$ 987,333

Pursuant to the clearance agreement with the Clearing Broker, the Company may offset receivable and payable balances in the accounts held at the respective Clearing Broker.

6. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Property and equipment consist of the following at December 31, 2020:

Leasehold improvement	$ 1,423,700
Computer equipment	1,006,552
Furniture and fixtures	853,694
	3,283,946
Less: accumulated depreciation and amortization	(3,022,735)
	$ 261,211

7. INCOME TAXES

Income taxes consist of taxes currently due and deferred tax benefits, which arise primarily as a result of temporary differences in the recognition of assets and liabilities for tax and financial reporting purposes, including depreciation and

amortization, lease liabilities, charitable contributions, and net operating loss carryforwards for income tax purposes.

The components of the deferred tax asset (liability) are as follows:

	State and Local	***Federal***	***Total***
Book to tax depreciation, expense	$(16,984)	$(44,584)	$(61,568)
Lease liability, timing difference, benefit	60,417	158,596	219,013
Charitable contribution carryover, benefit	32,427	85,122	117,549
Net Deferred Tax Asset- *end of year*	75,860	199,134	274,994
Deferred Tax Asset- beginning of year	23,432	61,510	84,942
Net Deferred Tax (Expense) Benefit- Current Year	52,428	137,624	190,052
Net Deferred Tax Asset- *end of year*	$75,860	$199,134	$274,994

Net deferred tax asset is included in the Other assets on the statement of financial condition.

8. RETIREMENT PLAN

The Company sponsors a 401(k) defined contribution plan. All employees meeting minimum age and length of service requirements are eligible to participate. Employees can contribute a percentage of their salary up to amounts specified by the plan agreement, capped by annual limits set by the Internal Revenue Service. Matching contributions may be made at the discretion of the Company. The Company did not make a matching contribution for the plan year ended December 31, 2020.

9. COMMITMENTS AND CONTINGENCIES

Leases

The Company determines if an arrangement is a lease at the inception of the contract. The Company's operating leases are included in operating lease right-of-use assets (ROU) assets, current portion of long-term operating lease liabilities, and long-term operating lease liabilities are on the accompanying Statement of Financial Condition. The operating ROU assets and operating lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date. As the Company's leases do not provide an implicit interest

rate, the Company utilizes an estimated incremental borrowing rate based on information available at commencement date in determining the estimated present value of future payments.

The Company leases office space and certain equipment under various non-cancellable operating leases. The Company follows ASC 842 when handling with the accounting of the leases. The leases expire through February 28, 2029 and the leases call for monthly payments and specified escalations on the office leases.

Maturities of non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2020 are as follows:

Year Ending December 31		
	2021	1,575,000
	2022	1,716,000
	2023	1,746,000
	2024	1,623,000
	2025	1,639,000
	Thereafter	5,055,000
		13,354,000
	Less Imputed Interest	-2,648,000
Total		10,706,000

Supplemental information related to the leases as of December 31, 2020 is as follows:

Current Portion of Long-Term Operating Lease Liabilities	$ 1,575,000
Long-Term Operating Lease Liabilities	$11,779,000
Total Operating Lease Liabilities	$13,354,000
Weighted average remaining lease term:	7.8 years
Weighted average discount rate:	5.61%

Supplemental Cash Flows Information:

Cash paid for amounts included in the measurement of lease liabilities:	$1,272,000

Litigation

The Company has been named as a defendant in a number of actions relating to its activities as a broker-dealer including civil actions and arbitrations. From time to time, the Company is also involved in proceedings and investigations by self-regulatory and the SEC organizations. Although the ultimate outcome of these matters involving the Company cannot be predicted with certainty, management believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company the ultimate resolution of such actions against the Company will have no material adverse effect on the Company's financial condition.

Regulatory

On March 6, 2020 the Company received a "Wells" Notice from FINRA'S Department of Enforcement. The company, through its counsel filed a" Wells" submission response. The company's counsel has had ongoing discussions with FINRA regarding this issue and as of the date of this report no further action has been taken.

On April 6, 2020 the Company received an Examination disposition letter with regards to the 2019 FINRA Examination. A majority of the firm related exceptions noted in the disposition letter were cautionary and no further action was taken. However, the examiners referred certain exceptions related to Net Capital and the treatment of Non-Allowable Receivables, Non-Traditional Exchange Traded Funds as well as Due Diligence on Private Placements to FINRA'S Department of Enforcement for further review.

On December 4, 2020 the company received an information request from FINRA'S Department of Enforcement related to the exceptions noted in the 2019 Examination Disposition Letter. The company responded on January 15, 2021 and has not yet received any follow up requests. As the company has updated its policies as it relates to the enforcement issues it does not believe that any action, if taken will have a material effect on the financial condition and results of operations.

The company is in the midst of its 2020 FINRA Examination and as of the date of this report, the examination is ongoing and there have been no material exceptions noted.

On June 28, 2019, the Company received correspondence from the SEC Department of Enforcement relating to their onsite examination of the Company. The Company responded to this request. On January 29, 2020 the Company received additional correspondence and requests for information related to their examination.

The Company responded to this request as well. Throughout 2020, the company has received additional requests for information and has responded accordingly. The Company believes that action, if any, taken by the SEC will not have a material effect on the Company's financial condition and results of operations.

Guarantees

ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

COVID-19

The World Health Organization characterized the COVID-19 virus as a global pandemic on March 11, 2020. The duration and economic impact of this ongoing pandemic are uncertain. Potential implications could include but are not limited to adverse effects on the Company's financial performance, its labor force, delay and/or impedance of financial growth, and business interruption. At this time, management is unable to determine the likelihood or quantification of these potential effects. As a result, no loss contingency is recorded at this time.

As the global pandemic began to escalate in the first Quarter of 2020, the Company took the necessary steps in order to address the Covid-19 concerns and minimize the impact on the business operations. As Laidlaw & Company (UK) LTD was deemed an essential business by the State of New York, it was allowed to have essential employees continue to work in the NYC office. Among the employees that continued to work in the NYC office were, its CFO, its CEO of Laidlaw Wealth Management, its National Branch Manager, its Head of Investment Banking and its Director of Operations. All other essential employees were given access to continue their work remotely. The day-to-day functions of the company were able to continue uninterrupted.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $333,116 which was $70,815 above of its

required net capital of $262,301. The Company had a percentage of aggregate indebtedness to net capital of 11.81 to 1 as of December 31, 2020.

11. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequently to December 31, 2020 and through March 11, 2021, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2020.